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Exhibit 11.  Statement regarding computation of per share earnings:

             Net income per share is computed on the weighted average number of shares outstanding during the quarter after giving effect to the equivalent shares which are issuable upon the exercise of stock options determined by the treasury stock method. The calculation of earnings per share follows:

                                                          Six Months Ended
                                                             December 31,

(in thousands except per share data)                       1996        1995
                                                           ----        ----
Net income (fully diluted)                              $ 52,279     $ 45,275
Weighted average shares
  outstanding (fully diluted)                            119,359      119,061
Earnings per share: (fully diluted)                     $    .44     $    .38




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